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                                                     Filed by Active Voice, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934
                                             Subject Company: Active Voice, Inc.
                                                    Commission File No.: 0-22804

Letter to Resellers Mailed on November 10, 2000

11.10.00



Dear  (reseller):

Earlier today Active Voice and Cisco each announced that Cisco Systems, Inc. intends to acquire the Active Voice Corporation. Cisco has chosen Active Voice for its best of class unified messaging technology -- validating our strategic investment to build reliable, scalable solutions for the enterprise market. This is exciting news, as the combination of Active Voice and Cisco's complementary technologies and strategic visions creates significant market growth potential. (For more details, please see the press release on the front page of Active Voice's Web site at www.activevoice.com)

Cisco plans to make Active Voice's Unity(TM) product line a key component of its IP-based Architecture for Voice, Video and Integrated Data (AVVID) family of solutions. Unity's ability to integrate well with both circuit and IP-based telephone systems, as well as its superior architecture were key factors in Cisco's decision. Unity has already been successfully deployed with solutions from the Cisco AVVID family in a wide variety of enterprises globally.

Cisco also intends to spin off Active Voice's traditional voice messaging business into a new self-operating entity. This organization will continue to sell and support Repartee(R), PhoneSoft(TM), Lingo(TM), Replay(R), Replay Plus(R), embedded solutions, and other non-Unity products and services.

We understand that as a long-time reseller of Active Voice solutions, you will have questions about this important announcement. As we know more, and are able to share additional details regarding today's announcement, we will communicate this information to you as quickly as possible. In the meantime, we're going forward with business as usual. Let's close out this year on a strong note.

Thank you for your ongoing commitment to Active Voice. Our 17-year run of success would not have been possible without all the hard work and effort that you, our valued resellers, have put in.

Sincerely,


Frank J. Costa
CEO and President
Active Voice Corporation
www.activevoice.com